FOR IMMEDIATE RELEASE

Neil G. Berkman Associates                     Company Contact:
1900 Avenue of the Stars                       Daniel Greenberg
Suite 2850                                     Chairman & CEO
Los Angeles, CA  90067                         Electro Rent Corporation
(310) 277-5162                                 (818) 786-2525

ELECTRO RENT RESOLVES POST-CLOSING DISAGREEMENTS RELATING TO ACQUISITION OF GE'S TMS DIVISION

VAN NUYS, CALIFORNIA, December 13, 2000 - ELECTRO RENT CORPORATION (NASDAQ:ELRC) announced today that it will receive $20.8 million to fully resolve its closing balance sheet and purchase price disagreements with GE Capital Technology Management Services Corporation ("TMS"), regarding Electro Rent's acquisition of the TMS computer and test and measurement equipment rental business.

Electro Rent Chairman and Chief Executive Officer Daniel Greenberg said that Electro Rent expects that the settlement will reduce goodwill associated with the acquisition. He said that the only effects on the income statement are expected to be a reduction in the amortization of goodwill and interest income associated with the cash received.

About Electro Rent

Electro Rent Corporation (www.electrorent.com) is the largest nationwide organization devoted to the short-term rental and leasing of personal computers, workstations and general purpose electronic test equipment.